UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14f-1

               INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
                     THE SECURITIES EXCHANGE ACT OF 1934 AND
                              RULE 14f-1 THEREUNDER


                           KRYPTIC ENTERTAINMENT INC.
                (Name of Registrant as Specified in its Charter)

          Nevada                       000-53274                 83-0510954
(State or Other Jurisdiction          (Commission               (IRS Employer
     of Incorporation)                File Number)           Identification No.)

                         Suite 208, 800 N. Rainbow Blvd.
                            Las Vegas, Nevada 89107
                     (Address of principal executive office)

                                 (702) 948-5013
                         (Registrant's telephone number)

                              Thomas E. Puzzo, Esq.
                      Law Offices of Thomas E. Puzzo, PLLC
                               4216 NE 70th Street
                            Seattle, Washington 98115
                               Tel: (206) 522-2256
                               Fax: (206) 260-0111
       (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                           KRYPTIC ENTERTAINMENT INC.

 INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                        OF 1934 AND RULE 14F-1 THEREUNDER

                                 SCHEDULE 14F-1

                        NOTICE OF PROPOSED CHANGE IN THE
                       MAJORITY OF THE BOARD OF DIRECTORS

                                February 17, 2011

                       INTRODUCTION AND CHANGE OF CONTROL

This Information Statement (this "Information Statement"), is being furnished to all holders of record of common stock, par value $0.001 per share (the "Common Stock"), of Kryptic Entertainment Inc., a Nevada corporation ("Kryptic", "we", "our" or the "Company") at the close of business on February 16, 2011 (the "Record Date") in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of Kryptic's Board of Directors (the "Board") other than by a meeting of shareholders. This Information Statement is being mailed to the shareholders on or about February 17, 2011.

        NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED
                 IN CONNECTION WITH THIS INFORMATION STATEMENT.
        NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND
                              THE COMPANY A PROXY.

The Company is a development stage company engaged in the development of an online video game. Early in fiscal 2010, as a result of the difficult economic environment and the Company's lack of funding to further implement its business plan, the Company's Board began to analyze strategic alternatives available to the Company to continue as a going concern. Such alternatives include raising additional debt or equity financing to continue with the development of its video game or consummating a merger or acquisition with a partner that would potentially involve a change in its business plan. As of the date hereof, the Company has not been successful in its efforts to raise capital in order to develop its existing business. Therefore, the Company's Board identified Farm Lands of Guinea Limited, a British Virgin Islands business company (the "Purchaser" or "FLG") as a potential strategic merger candidate that the Board of Directors believed to be in the best interest of the Company and its shareholders. FLG was attractive to the Company because it is in a growing sector of the agricultural industry.

Pursuant to this overall strategy, Mr. Shan Qiang (the "Seller") and the Purchaser entered into an Affiliate Stock Purchase Agreement (the "Purchase Agreement") dated as of December 1, 2010 and amended on January 28, 2011. Under the terms of the Purchase Agreement, the Purchaser will purchase an outstanding unsecured shareholder loan to the Company of $27,500 and an aggregate of 4,500,000 shares of Common Stock (the "Shares") from the Seller, which Shares represent approximately 82% of the issued and outstanding shares of Common Stock of the Company. The Seller has also agreed to indemnify and hold the Purchaser and the Company harmless from certain liabilities and obligations of the Company related to the period prior to the closing of the purchase of the Shares (the "Closing"). The aggregate purchase price is $120,000, of which $27,500 is to purchase the outstanding shareholder loan and $92,500 will be utilized to purchase the Shares (approximately $0.0206 per share).

The Closing shall occur on or before February 28, 2011. The Closing is contingent on the Purchaser completing the preparation of a United States Securities and Exchange Commission (the "Commission") Form 8-K for filing with the Commission by the Company, disclosing the consummation of a merger, share exchange, asset purchase or other business combination transaction whereby the business of Purchaser has been acquired and otherwise transferred to the Company, pursuant to an agreement prepared by the Purchaser. The Form 8-K shall meet the requirements of the federal securities laws, rules and regulations and include required audited financial statements.

Pursuant to the terms of the Purchase Agreement, at the Closing, (i) the existing sole director of the Company will increase the size of the Board to five directors, (ii) the existing sole director and officer of the Company will resign effective upon the Closing, (iii) the existing director will appoint the designees of the Purchaser detailed below to serve as the directors of the Company, and (iv) the existing sole director will appoint Mr. Mark Keegan to serve as the President and Chief Executive Officer of the Company. As a result of these transactions, control of the Company will pass to the Purchaser (the "Change of Control"). Immediately after the Closing, the Shares acquired by the Purchaser will comprise 82% of the issued and outstanding Common Stock.

Immediately following the Closing, and pursuant to the Purchase Agreement, the Purchaser has agreed to cause the Company to enter into share exchange agreement ("Exchange Agreement") with the shareholders of the Purchaser pursuant to which the Company will acquire all of the outstanding equity interests of the Purchaser in exchange for the issuance of 7,801,000 shares of the Company's Common Stock to the shareholders of the Purchaser ("Reverse Merger Transaction"). As part of the Reverse Merger Transaction, the Shares of Common Stock issued to the Purchaser pursuant to the Purchase Agreement will be cancelled. In addition, the Company expects to close a private placement (the "Private Placement") after the Reverse Merger Transaction. Thereafter, the Company's total outstanding shares of Common Stock immediately after the consummation of Reverse Merger Transaction and the Private Placement will be 9,000,000. As a result of the Reverse Merger Transaction, the Company will control, indirectly, through the Purchaser, Land & Resources (Guinea) SA ("Land & Resources"), a limited liability company organized under the laws of the Republic of Guinea ("Guinea"). Land & Resources intends to engage in the business of acquiring and consolidating farm land and operations in Guinea and rehabilitating them back into production using modern agricultural techniques and practices.

THIS  INFORMATION  STATEMENT  IS  NOT AN  OFFER  OF  SECURITIES  FOR  SALE.  ANY
SECURITIES SOLD IN THE PRIVATE PLACEMENT WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION.

                             DIRECTORS AND OFFICERS
                     PRIOR TO THE PROPOSED CHANGE OF CONTROL

     The following table sets forth information regarding the Company's executive officers and directors prior to the Change of Control. All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board.

   Name        Age                      Position                                        Term
   ----        ---                      --------                                        ----
Shan Qiang     41        President, Secretary, Treasurer, Chief           October 30, 2007 through present
                         Executive Officer, Chief Financial Officer,
                         and Director

Mr. Qiang has been serving as our Secretary, CFO and a member of our Board of Directors since October 30, 2007. He has served as our President and CEO since November 5, 2009. He is the Senior Designer & Project Manager for VDZ International in Beijing, China. He has acted in this position since June 2004. He is responsible for all computer drafting, 3D rendering, design proposals and government submissions for the company. From February 2000 to April 2004 he was the Project Manager, for Digital Xtong Industrial in Beijing, China. He was responsible for managing of multiplayer PlayStation games, including game play implementation and design using proprietary software tools. From January 1997 to December 1999 he acted as a game play consultant for Gai Nyen Dynasty Games, in Hong Kong, China. He received a Bachelor Degree in Architecture in 1992 from the JinLin Institute of Architectural Engineering in the JiLin Province of China.

                              CORPORATE GOVERNANCE

COMMITTEES OF THE BOARD OF DIRECTORS

The Board presently consists of one director.

The Board does not have a nominating committee. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees followed by the Board's review of the candidates' resumes and interviews of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

Currently, the Board functions as an audit committee and performs some of the same functions as an audit committee, including the following: (i) selection and oversight of the Company's independent accountant; (ii) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (iii) engaging outside advisors. The Company is not a "listed company" under SEC rules and therefore is not required to have an audit committee comprised of independent directors. The Board has determined that it does not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. The Board has determined that its sole member is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication.

The Board does not have a compensation committee and is not required to have such a committee because the Company is not a "listed company" under SEC rules.

DIRECTOR INDEPENDENCE

The Board has determined that the current director of the Company is not an "independent" director. The Company is not a "listed company" under SEC rules and is therefore not required to have independent directors.

SHAREHOLDER COMMUNICATIONS

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. Because Mr. Qiang is the sole officer and director of the Company, the Board has not adopted a formal methodology for communications from shareholders on the belief that any communication would be brought to the Board's attention by virtue of the co-extensive capacities served by Mr. Qiang.

The Company does not have any restrictions on shareholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under Nevada corporate law and the federal proxy rules, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES

The Board transacted business by unanimous written consent of all of the directors during the year ended March 31, 2010. Such actions by the written consent of all directors are, according to Nevada corporate law and the Company's by-laws, valid and effective as if they had been passed at a meeting of the directors duly called and held.

LEGAL PROCEEDINGS

To the Company's knowledge, there are no material proceedings to which any current officer or director of the Company is a party adverse to the Company or has a material interest adverse to the Company.

                           RELATED PARTY TRANSACTIONS

On November 24, 2007, Mr. Qiang purchased 1,500,000 shares of the Company's common stock for $3,000 by subscription. On November 6, 2009 he acquired an additional 3,000,000 shares for $6,000 through a private sale transaction with a former director.

The Company is indebted to Mr. Qiang for $27,500 for loans to the Company to pay for Company operating expenses. The loans are unsecured, bear no interest and have no stated repayment terms.

Immediately following the Closing, and pursuant to the Purchase Agreement, the Purchaser has agreed to cause the Company consummate the Reverse Merger Transaction, in which the Company is to issue 7,801,000 shares of Common Stock to the stockholders of the Purchaser. As part of the Reverse Merger Transaction, 4,500,000 shares of Common Stock acquired by the Purchaser from the Seller pursuant to the Purchase Agreement will be cancelled. In addition, the Company expects to close the Private Placement after the Reverse Merger Transaction. Thereafter, the Company's total outstanding shares of Common Stock immediately after the consummation of Reverse Merger Transaction and the Private Placement will be 9,000,000.

Other than the above referenced transactions or as otherwise set forth in this Information Statement or in any reports filed by the Company with the SEC, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K. The Company is currently not a subsidiary of any company.

The Company's Board conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate. The Board has not adopted formal standards to apply when it reviews, approves or ratifies any related party transaction. However, the Board believes that the related party transactions are fair and reasonable to the Company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are authorized by the Board.

                             DIRECTORS AND OFFICERS
                           AFTER THE CHANGE OF CONTROL

     It is anticipated that, effective as of the Closing, the current officers and directors of the Company will resign and following persons will be appointed as the new officers and directors of the Company. All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. Shareholders of the Company will have the opportunity to vote with respect to the election of directors at the Company's next annual meeting. Officers are elected by the Board and their terms of office are at the discretion of the Board. Based on information provided by the Purchaser, there is no family relationship between any of the proposed directors or executive officers.

       Name               Age                    Title
       ----               ---                    -----
Sir Redmond Watt          60   Chairman of the Board
Mark Fitzpatrick Keegan   62   Director, Chief Executive Officer
Michael Barton            53   Director, Chief Financial and Accounting Officer,
                               Treasurer
Nigel Woodhouse           61   Director
Cherif Haidara            46   Director

Based on information provided by the Purchaser, the following biographical information on the directors and officers of the Company after the Change of Control is presented below:

SIR REDMOND WATT, THE CHAIRMAN OF THE BOARD OF DIRECTORS. General Watt has served as the Chairman of the Board of Directors of FLG since 2010. General Watt retired in 2008 as Commander-in-Chief of the British Army, responsible for

125,000 military and civilian personnel. A U.K. national, he was Chairman of the Land Management Board and responsible for the British Army's annual operating budget of (pound)5.5 billion (US$8.2 billion). Although a career officer, General Watt has a degree in law from Christ Church College, Oxford and has always played an active part in his family's construction business. We believe that Sir Redmond Watt is well suited to be our chairman based on his extensive leadership experience acquired during his military service.

MARK FITZPATRICK KEEGAN, DIRECTOR AND CHIEF EXECUTIVE OFFICER. Mr. Keegan has served as the Chief Executive Officer and a Member of the Board of Directors of FLG and Director of Land & Resources since 2010. Mr. Keegan received a bachelor's degree from Trinity College Dublin in 1970. A U.K. national, he comes from a farming background and his family owns a 3,000 acre sheep farm in the North of England. Mr. Keegan was involved in the real estate business in the U.K., North America and Europe until 2000, when he acquired a number of farms in Argentina, including El Choique on the edge of Pampa Seca, which previously had been a cattle ranch. This was transformed into a highly productive Soya and maize farm. In 2008 the farms were sold at a very substantial profit and he has since been looking for other opportunities in the agricultural sector. He speaks fluent Spanish and will be the link in bringing Argentine agricultural expertise to Guinea. We believe that Mr. Keegan's qualifications and his over 30 years of experience in the real estate business and agribusiness provide a unique perspective for our board.

MICHAEL BARTON, DIRECTOR, CHIEF FINANCIAL OFFICER AND TREASURER. Mr. Barton has served as the Chief Financial Officer and a Member of the Board of Directors of FLG since 2010. Mr. Barton is a practicing Chartered Accountant and a Graduate Psychologist. He is a partner of Rotherham Taylor. He has held a number of roles within the profession including President of the North West Society of Chartered Accountants, Deputy Chairman of the Institute of Chartered Accountants in England and Wales Audit Registration Committee and is currently Deputy Chairman of the Institute of Chartered Accountants Investigation Committee and Chairman of the Re-admissions Committee. He has held appointments as Chairman, Finance Director and non-Executive Director of both LSE-AIM and fully listed companies on the London Stock Exchange. He was Chairman of New Hibernia Investments Ltd, a vehicle for agricultural investments in Argentina from 2004 to 2009. We believe that Mr. Barton's expertise in financial and accounting matters based on his extensive experience as chartered accountant position him well as our director.

NIGEL WOODHOUSE, DIRECTOR. Mr. Woodhouse has served as a Member of the Board of Directors of FLG since 2010. Mr. Woodhouse, a U.K. national, is a Fellow of the Royal Geographical Society, who has had a 35-year career in Horticulture and Aquaculture. He was founder and CEO of Hawkshead Trout Farm between 1980 and 2010 where he pioneered the principals of organic aquaculture. He has chaired the AQS Committee of the Soil Association from 1998 to date. He is a Trustee of the Soil Association and until November 3, 2010 served on the Management Committee of that organization. He is a member of an advisory board advising the English Government's Department of the Environment, Food, and Rural Affairs. For the past 15 years he has been consulted in writing standards for UK and European organic movements. We believe that Mr. Woodhouse is well suited to sit on our board based on his extensive experience in organic agriculture.

CHERIF HAIDARA, DIRECTOR. Mr. Haidara has served as a Member of the Board of Directors of FLG and Director of Land & Resources since 2010. He is a citizen of the Republic of Mali. Mr. Haidara has an MBA in administration from Ecole Nationale d'Administration du Mali and has been CEO since 1998 of La Solutions Inc, which advises companies with business interests in West Africa. He is also a Director of Sovereign Mines of Guinea Limited. Mr. Haidara was General Manager of Societe d'Ingenierie de Financement pour l'Afrique from 1990 to 1994 and of Inversora Merden Inc. from 1994 to 1996, responsible for negotiations to re-establish diplomatic relations between Israel and Senegal, Mauritania and Niger. From 1995 to 1997 he was Adviser to the President of Comore and from 1995 to 1998 Special Adviser to the President of Niger. We believe that Mr. Haidara is well suited to sit on our Board based on his extensive experience in development of various projects in Guinea.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table contains information regarding the beneficial ownership of our Common Stock as of February 15, 2011 for (i) persons who beneficially own more than 5% of our Common Stock; (ii) our current directors; (iii) our current named executive officers; and (iv) all of our current executive officers and directors as a group. As of February 15, 2011, there are 5,499,000 shares of common stock issued and outstanding. Each share of common stock is entitled to one vote. There are no preferred shares, options or warrants outstanding.

                                           Amount and Nature of       Percentage
       Name and Address                    Beneficial Ownership        of Class
       ----------------                    --------------------        --------
Shan Qiang (1)                                   4,500,000               81.8%
No 21, Xikanghutong, Chaoyang District
Changchun City, China 130021

All Directors and Officers as a Group
 (1 individual)                                  4,500,000               81.8%

----------
(1) Shan Qiang is the President, Secretary, Treasurer, Chief Executive Officer, Chief Financial Officer and sole director of the Company.

Immediately following the Closing and after giving effect to the Reverse Merger Transaction and the Private Placement, the following information contains the beneficial ownership of our Common Stock, on a pro forma basis, for (i) persons who will beneficially own more than 5% of our Common Stock; (ii) the persons who will become our directors and executive officers as part of the Change of Control; and (iii) all of the persons who will become our directors and executive officers as part of the Change of Control as a group. The beneficial ownership information set forth below has been provided by the Purchaser.

                                                  Shares Beneficially        Percent of
     Name                          Office               Owned (1)             Class (2)
     ----                          ------               ---------             ---------
                             OFFICERS AND DIRECTORS

Redmond Watt                     Director                   5,001                0.06%
Mark Keegan (3)                  Director and CEO       2,621,136               29.12%
Cherif Haidara (4)               Director               1,993,589               22.15%
Michael Barton                   Director and CFO          36,005                0.40%
Nigel Woodhouse                  Director                  25,003                0.28%
All officers and directors as a
 group (5 persons named above)                          4,680,734               52.01%

                              5% SECURITIES HOLDERS

David Pearl (5)                                         2,103,469               23.37%
Ashton Agricultural & General Ltd (3)                   2,621,136               29.12%
Principal Corporate Investor Ltd (6)                    1,451,986               16.13%
La Solution SARL (4)                                      866,778                9.63%

----------
(1)  Beneficial  ownership is determined in accordance with the rules of the SEC
     and  generally   includes  voting  or  investment  power  with  respect  to securities.

(2) Based on 9,000,000 shares of the Company's common stock outstanding immediately after the Closing and after giving effect to the Reverse Merger Transaction and the Private Placement.

3) Includes shares held by family members of Mr. Keegan and entities affiliated with Mr. Keegan as follows:

          - 1,300,167 shares held by Ashton Agricultural & General Ltd, a company controlled by Mr. Thomas Keegan and Ms. Katherine Keegan, respectively the son and the daughter of Mr. Keegan
          -    20,003 shares held by Mr. Thomas Keegan
          -    1,000 shares held by Ms. Katherine Keegan.

     Additionally, Mr. Keegan has an ownership stake in Principal Corporate Investor Ltd ("PCI") which holds 1,299,967 shares for the benefit of Mr. Keegan and 152,019 shares for the benefit of David Pearl. As a result, 1,299,967 of the shares held by PCI are included in the calculation of the number of shares beneficially owned by Mr. Keegan.

     (4) Includes 866,778 shares held by La Solution SARL, a company controlled by Mr. Haidara.

     5) Includes shares held by family members of Mr. Pearl and entities affiliated with or controlled by Mr. Pearl as follows:

          -    62,251 shares held by Mr. George  Bamford,  the son-in-law of Mr.
               Pearl
          -    112,258 shares held by Ms. Leonora  Bamford,  the daughter of Mr.
               Pearl
          - 100,013 shares held by each of Messrs. Harry Pearl and Rufus Pearl, the sons of Mr. Pearl
          -    12,202 shares held by Ms. Jane Leaver, the sister of Mr. Pearl
          -    200,026  shares  held by Ms.  Rosamond  Pearl,  the spouse of Mr.
               Pearl
          -    1,200 shares held by Mr. Simon Pearl, the brother of Mr. Pearl
          - 300,038 shares held by each of Albermale International and Garrison Holdings controlled by Mr. Pearl
          -    363,360  shares held by  Richdata  Associates  controlled  by Mr.
               Pearl.

     Additionally, Mr. Pearl has an ownership stake in PCI which holds 1,299,967 shares for the benefit of Mark Keegan and 152,019 shares for the benefit of Mr. Pearl. As a result, 152,019 of the shares held by PCI are included in the calculation of the number of shares beneficially owned by Mr. Pearl.

     6) Messrs. Pearl and Keegan have the voting and investment power over the shares held by Principal Corporate Investor Ltd.

Except as set forth in this Information Statement, there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

             COMPENSATION OF DIRECTORS AND OFFICERS

DIRECTOR COMPENSATION

The Company's directors do not receive remuneration from the Company unless approved by the Board. No compensation has been paid to the Company's directors since inception.

EXECUTIVE COMPENSATION

The Company currently has no formal compensation program for its executive officers, directors or employees.

Shan Qiang has served as our chief executive officer, secretary and treasurer since November 5, 2009. From October 11, 2007 through November 5, 2009 John Lagougue served as our chief executive officer. Neither Mr. Qiang nor Mr. Lagougue, nor any other person received any compensation from us during the fiscal years ended March 31, 2010 or 2009, which would be reportable pursuant to this item.

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
No written employment agreements or retirement, pension, profit sharing, stock option or insurance programs or other similar programs are currently in place for the benefit of the Company's employees. There are no stock options outstanding as of the date of this filing.

There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise.

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than ten percent shareholders are required by the rules and regulations of the SEC to furnish the Company with copies of all forms they file pursuant to Section 16(a). Based solely on the Company's review of the copies of such forms it received or written representations from reporting persons required to file reports under Section 16(a), to the Company's knowledge, all of the Section 16(a) filing requirements applicable to such persons with respect to the fiscal year ended March 31, 2010 were complied with.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 100 F Street, N.E, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. Copies of our SEC filings are also available to the public from the SEC's web site at.

                                    SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      KRYPTIC ENTERTAINMENT INC.


                                      By: /s/ Shan Qiang
                                         -------------------------------
                                      Name:  Shan Qiang
                                      Title: Chief Executive Officer

Dated: February 17, 2011


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